June 14, 2019

Laila Cecilie Halvorsen
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM11
Bermuda

       Re: DHT Holdings, Inc.
           Form 20-F for the Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 001-32640

Dear Ms. Halvorsen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Item 5. Operating and Financial review and Prospects
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Carrying Value and Impairment, page 36

1. We note your disclosure on page 37 that in 2017 you performed an impairment analysis on each vessel and the rates used were 1) the current FFA for the first two years and 2) the
      25-year historical average spot earnings as reported by Clarksons Shipping Intelligence thereafter. In light of the fact that these rates appear to differ from those used in the 2016 impairment analysis, please tell us, and revise to explain in your critical accounting policy discussion, the reason for the changes in rates for years 1-3 and thereafter. As part of your response, please provide us the following information:
        Tell us how this change relates to your assertion of industry and rate cyclicality
 Laila Cecilie Halvorsen
FirstName LastNameLaila Cecilie Halvorsen
DHT Holdings, Inc.
Comapany NameDHT Holdings, Inc.
June 14, 2019
Page 2
June 14, 2019 Page 2
FirstName LastName
             through the years;
             What was the source of the 10 year average one year time charter rate and if it
             Clarkson's, please explain the reason for the change in source; Tell us how the FFA rate used for the first two years of the analysis compares to the
             Company's current spot rates;
             How does the 25 year average spot rate compare to the 10 year average one year time charter rate for 2018, 2017 and 2016;
             Also, please explain to us your basis for using a 20% rate haircut for vessels over 15 years of age and how that compares to historical results.


2. We note that in the fourth quarter of 2017 you adjusted the carrying value of your fleet through a non-cash impairment charge totaling $7.9 million and a reversal of prior impairment totaling $7.4 million. For the vessels in which you reversed the prior impairment charges, please tell us the events and circumstances that led to the reversal.
         As part of your response, please clearly tell us why you believe the estimated service potential of the assets has increased. See paragraphs 110-116 of IAS
36.
3. We note your disclosure on the top of page 39 that in aggregate, the carrying value of your vessels as of December 31, 2018 was above the charter-free fair market value by approximately $8.1 million. Please also disclose the aggregate carrying and charter-free fair market values with respect to those vessels having carrying values that exceed their charter-free market values.
Results of Operations, page 39

4. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were
         "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor-such as fleet size changes and rate increases/decreases contributing to the change for each of the line items discussed within the results of operations section. As part of your response, please provide us with an example of the disclosure to be included in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
 Laila Cecilie Halvorsen
DHT Holdings, Inc.
June 14, 2019
Page 3

if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour, Branch Chief at (202) 551-3750 with any other questions.



FirstName LastNameLaila Cecilie Halvorsen                Sincerely,
Comapany NameDHT Holdings, Inc.
                                                         Division of
Corporation Finance
June 14, 2019 Page 3                                     Office of
Transportation and Leisure
FirstName LastName